Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Tel. 212.407.4000 Fax 212.407.4990

October 12, 2022

Via Email and EDGAR

Jan Woo

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CLPS Inc.
Registration Statement F-3
Filed on August 18, 2022
Commission File No. 333-266951

Dear Ms. Woo:

This letter is submitted on behalf of CLPS Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement (the “Registration Statement”) as set forth in the Staff comment letter dated September 13, 2022 addressed to Mr. Raymond Ming Hui Lin, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of these risks.

RESPONSE:	In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 and has included cross references to relevant paragraphs under “Risk Factor.”

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE:	The Company respectfully notes to the Staff that its PRC legal counsel does not believe that recent statements and regulatory actions by China’s government will have a material negative impact on the Company’s business operations. The Company notes that the laws and regulations of China identified in this Comment 2 are discussed in details below:

(1) China promulgated several laws and regulations on data security and personal information protections in the last two years, mainly the Data Security Law of the People’s Republic of China (“Data Security Law”), which came into effect on September 1, 2021, and the Personal Information Protection Law of the People’s Republic of China (“PIP Law”), which came into effect on November 1, 2021. In the Company’s day-to-day business operations, sensitive customer data and personal information will not be received from the Company’s clients. The legal consequence of this fact is that neither the Data Security Law or the PIP Law applies to the Company’s business activities in China.

(2) The Anti-monopoly Law of the People’s Republic of China (Revised in 2022) (“Anti-monopoly Law”) came into effect on August 1, 2022. The “monopolistic practices” defined by the Anti-monopoly Law include (a) the conclusion of a monopolistic agreement; (b) the abuse of dominant market positions; and (c) the concentration that eliminates or restricts competition or may eliminate or restrict competition. Based on Company’s China and global market share, the Company does not have a dominant market position that enables the Company to restrict or eliminate the competition.

(3) The China Securities Regulatory Commission (“CSRC”) published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (“Provisions”) on December 24, 2021. According to the draft Provisions, a Chinese entity will be banned from listing overseas under six circumstances: (a) the issuer is under any circumstance in which listing for financing is expressly prohibited by any law, regulation or provision of the PRC, (b) the overseas offering and listing threatens or endangers the PRC’s national security, (c) the issuer is involved in any major ownership dispute concerning equity, main assets or core technology, (d) the PRC entity and its controlling shareholder or actual controller have, in the past three years, committed any criminal offense such as corruption, bribery, embezzlement of property, misappropriation of property or disruption of the order of the socialist market economy, or are under investigation by the judicial organ for being suspected of committing a crime or under investigation for being suspected of any major illegality or irregularity; (e) any of the directors, supervisors or senior managers has, in the past three years, been subject to any administrative penalty and the circumstance is serious, or is under investigation by the judicial organ for being suspected of committing a crime or being under investigation for being suspected of any major illegality or irregularity; or (f) there is any other circumstance as determined by the State Council of the PRC. Based on the draft version, we do not see any possible scenario that the Company will be banned from listing in the US.

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) became law. Among other things, the HFCAA requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where that firm has a branch or office that: (1) is located in a foreign jurisdiction, and (2) the Public Company Accounting Oversight Board (“PCAOB”) has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. PCAOB has identified several public accounting firms in China and Hong Kong SAR that PCAOB cannot inspect or investigate completely because of a position taken by that foreign government. The PCAOB has oversight authority over public accounting firms that audit financial results of companies subject to the Securities Exchange Act of 1934 (the “Exchange Act”). Our auditor, Ernst & Yong Hua Ming LLP (the “Auditor”), for our 2021 fiscal year audit and currently our public auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Amendment No. 1 has been updated on page 5 under the heading “The Holding Foreign Companies Accountable Act could result in delisting of our common stock from Nasdaq Capital Market and lack of a readily available market for our common stock” and page 8 “The recent government regulation of business activities of U.S.-listed Chinese companies may negatively impact our operations.” of the Risk Factor with the above disclosure.

3. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries,   or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE:	The Company notes that CLPS Incorporation is a holding company with no operations of its own. We conduct our operations in Mainland China primarily through our subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, CLPS Incorporation’s ability to pay dividends to the shareholders and to service any debt that the Company may incur may depend upon dividends paid by our PRC subsidiaries.

The Company provides cash support to its subsidiaries according its business development plan. For fiscal year 2019, 2020, 2021, the Company provided cash support to its subsidiaries in China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$5.0 million, US$7.1 million, and US$7.6 million as of June 30 for fiscal 2019, 2020 and 2021, respectively, which were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2019, 2020, and 2021, respectively.

The subsidiaries have not declared or paid any cash dividends to the holding company. CLPS Incorporation has not declared or paid any cash dividends to pay any cash dividends on its ordinary shares.

The Amendment No. 1 has been updated on page 10 under the heading “Our subsidiaries in China   are subject to restrictions on paying dividends and making other payments to our holding company” of the Risk Factor and on page 11 under the heading “Cash Flows through Our Organization” with the above disclosure.

Summary, page 4

4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE:	As referenced in the response the Staff’s Comment #2, the Company respectfully notes that the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Provisions”) are still a draft version for public comment, which means that currently they do not have legally bindingly effect. According to the current draft, the Provisions do not require the Company to submit an application to the CSRC for approval to continue to be listed overseas.

As referenced in response to Comment #2, the Company does not receive customer data and personal information from its clients in its day-to-day business operation. According to the current laws and regulations, we do not believe that there are any prohibitions or material obstacles for the Company to continue its current business or for the foreign investors to register their securities.

If any of our Company, our subsidiaries do not receive or maintain the requisite permissions or approvals for our operations, or inadvertently conclude that such permissions or approvals are not required, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including imposing fines, confiscating our incomes and products that are deemed to have been obtained through illegal operations, and discontinuing or restricting our operations. It could result in substantial additional costs, adversely affect our ability to conduct our business, compete with other companies, our financial performance and negatively affect investors’ confidence in our financial performance and business prospects. Even if such permissions or approvals are ultimately granted, we may not successfully maintain or renew them and they may be withdrawn. Since applicable laws, regulations, or interpretations for the permissions or approvals may change and we may be required to obtain additional permissions or approvals in the future, we cannot assure you that we may obtain such permissions or approvals in a timely manner, or at all. It could result in a material change in our operations and we may be required to recall some of our current or future products, or even to partially suspend or totally shut down our production. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Furthermore, it could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

5. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.   Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

RESPONSE:	The Company notes that CLPS Incorporation is a holding company with no operations of its own. We conduct our operations in Mainland China primarily through our subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, CLPS Incorporation’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries.

The Company provides cash support to its subsidiaries according its business development plan. For fiscal year 2019, 2020, 2021, the Company provided cash support to its subsidiaries in China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$5.0 million, US$7.1 million, and US$7.6 million as of June 30 for fiscal 2019, 2020 and 2021, respectively, which were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2019, 2020, and 2021, respectively.

The subsidiaries have not declared or paid any cash dividends to the holding company CLPS Incorporation has not declared or paid any cash dividends to pay any cash dividends on its ordinary shares.

The Company does not believe that any recent new regulations on foreign exchange controls will cause CLPS entities within Mainland China to encounter restrictions or obstacles in distributing profits to foreign shareholders.

If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to CLPS Incorporation. In addition, our PRC subsidiaries are permitted to pay dividends to CLPS Incorporation only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds. Under PRC law, CLPS Incorporation may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements.

The Amendment No. 1 has been updated on pages 10 under the heading “Our subsidiaries in China are subject to restrictions on paying dividends and making other payments to our holding company” of the Risk Factor and on page 11 under the heading “Cash Flow through Our Organizations” with the above disclosure.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE:	Under the section on Risk Factors, we have added disclosure on page 5 of the Amendment No. 1 disclosing that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our independent auditor, and that as a result, Nasdaq may determine to delist our securities. Our independent auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Risk Factors

The Holding Foreign Companies Accountable Act could result in delisting..., page 5

7. Please update your discussion of the Holding Foreign Companies Accountable Act to disclose the Statement of Protocol signed by the PCAOB and the CSRC of the People’s Republic of China on August 26, 2022. Please balance the disclosure regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it still unable to inspect and investigate completely audit firms based in China and Hong Kong.

RESPONSE:	The Company notes that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. Having made the determinations in 2021 that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in Mainland China and Hong Kong completely, the PCAOB is now required to reassess its determinations with regard to inspecting and investigating in Mainland China and Hong Kong by the end of 2022. We have noted the positive progress and will closely follow the development under the Statement of Protocol. However, there are uncertainties with respect to regulatory cooperation between the PCAOB and the Chinese regulators.

In light of an independent auditor’s settlement with the SEC on September 29, 2022 for allegedly asking its clients to select their own samples for testing and to prepare audit documentation to show that the independent auditor itself had gotten and evaluated the supporting evidence for certain clients’ accounting entries, our independent auditor has never asked us to select our own samples for testing or to prepare audit documentation to show that our independent auditor itself had gotten and evaluated the supporting evidence for our accounting entries.

When the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in China and Hong Kong; as a result, we may be delisted by Nasdaq in accordance with HFCAA.

Amendment No. 1 has been updated on page 6 under the heading “There are uncertainties with respect to regulatory cooperation between PCAOB and Chinese regulators under the Statement of Protocol signed by the PCAOB and the CSRC of the People’s Republic of China on August 26, 2022” with the above disclosure.

Item 10. Undertakings, page II-1

8. We note that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate a trustee on a delayed basis. Please revise your registration statement to include the undertaking required by Item 512(j) of Regulation S-K.

RESPONSE:	The undertakings in the Amendment No. 1 has been updated on page II-1 with the above disclosure, as per the Staff’s comment.

Item 9. Exhibits, page II-1

9: Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

RESPONSE:	The form of indenture has been filed as Exhibit 4.3, as per the Staff’s comment.

General

10: We note that your definition of “PRC” and “China” in your Form 20-F for the fiscal year ended June 30, 2021 excludes Hong Kong and Macau. Please state clearly in the prospectus that references to the PRC and China include Hong Kong and Macau.

RESPONSE:	The Company has revised its disclosure on page 4 of the Amendment No. 1 to clarify the statement, as per the Staff’s comment.

Please call James Zhang of Loeb & Loeb LLP at (347) 601-8154 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP